Exhibit 99.1

ExxonMobil to Acquire InterOil in Transaction Worth More Than $2.5 Billion

IRVING, Texas, SINGAPORE and PORT MORESBY, Papua New Guinea, July 21, 2016 /PRNewswire/ --

  ExxonMobil to pay $45 per share plus additional cash payment based on Elk-Antelope resource size
  Boards of directors of both companies unanimously approve terms of agreement
  Acquisition adds to ExxonMobil resources in successful Papua New Guinea business
  Oil Search transaction terminated

Exxon Mobil Corporation (NYSE: XOM) and InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced an agreed transaction worth more than $2.5 billion, under which ExxonMobil will acquire all of the outstanding shares of InterOil (the ExxonMobil Transaction).

"This agreement will enable ExxonMobil to create value for the shareholders of both companies and the people of Papua New Guinea," said Rex W. Tillerson, chairman and chief executive of Exxon Mobil Corporation.

"InterOil's resources will enhance ExxonMobil's already successful business in Papua New Guinea and bolster the company's strong position in liquefied natural gas."

InterOil Chairman Chris Finlayson, said, "Our board of directors thoroughly reviewed the ExxonMobil transaction and concluded that it delivers superior value to InterOil shareholders. They will also benefit from their interest in ExxonMobil's diverse asset base and dividend stream."

Under the terms of the agreement with ExxonMobil, InterOil shareholders will receive:

  A payment of $45.00 per share of InterOil, paid in ExxonMobil shares, at closing. The number of ExxonMobil shares paid per share of InterOil will be calculated based on the volume weighted average price (VWAP) of ExxonMobil shares over a measuring period of 10 days ending shortly before the closing date (Share Consideration).
  A Contingent Resource Payment (CRP), which will be an additional cash payment of $7.07 per share for each trillion cubic feet equivalent (tcfe) gross resource certification of the Elk-Antelope field above 6.2 tcfe, up to a maximum of 10 tcfe. The CRP will be paid on the completion of the interim certification process in accordance with the Share Purchase Agreement with Total SA, which will include the Antelope-7 appraisal well, scheduled to be drilled later in 2016. The CRP will not be transferrable and will not be listed on any exchange.

Together the Share Consideration and the CRP represent a material premium to the closing price of InterOil shares on May 19, 2016 -- the day prior to the announcement of the Oil Search transaction -- based on a range of Elk-Antelope resource estimates:

Tcfe	6.2	7.0	8.0	9.0	10.0
	(Base Volume)				(Cap)
Share Consideration Value	$ 45.00	$ 45.00	$ 45.00	$ 45.00	$ 45.00
CRP - Potential Value[1]	$ 0.00	$ 5.66	$ 12.73	$ 19.80	$ 26.87
Aggregate Consideration (US$/share)	$ 45.00	$ 50.66	$ 57.73	$ 64.80	$ 71.87
Premium to May 19 close[2]	42.2%	60.1%	82.4%	104.7%	127.1%
Premium to 1-month VWAP[3]	41.2%	58.9%	81.1%	103.2%	125.4%
Premium to 3-month VWAP[4]	48.2%	66.8%	90.1%	113.4%	136.6%

1 Represents potential future payment at given certified resource level; not discounted to present value.

2 Based on InterOil's closing price of US$31.65 per share as of May 19, 2016, prior to announcement of the Oil Search transaction.

3 Based on InterOil's 1-month VWAP up to and including May 19, 2016 of US$31.88 per share.

4 Based on InterOil's 3-month VWAP up to and including May 19, 2016 of US$30.37 per share.

Compelling Benefits of the Transaction

When concluded, this transaction will give ExxonMobil access to InterOil's resource base, which includes interests in six licenses in Papua New Guinea covering about four million acres, including PRL 15. The Elk-Antelope field in PRL 15 is the anchor field for the proposed Papua LNG project.

ExxonMobil's more than 40 years of experience in the global LNG business enables it to efficiently link complex elements such as resource development, pipelines, liquefaction plants, shipping and regasification terminals, which it has demonstrated through the PNG LNG project, working closely with co-venturers, national, provincial and local governments, and local communities. ExxonMobil will bring to bear its industry-leading performance and strong commitment to excellence as it grows its business in Papua New Guinea.

The PNG LNG project, the first of its kind in the country, was developed by ExxonMobil in challenging conditions on budget and ahead of schedule and is now exceeding production design capacity, demonstrating the company's leadership in project management and operations.

ExxonMobil will work with co-venturers and the government to evaluate processing of gas from the Elk-Antelope field by expanding the PNG LNG project. This would take advantage of synergies offered by expansion of an existing project to realize time and cost reductions that would benefit the PNG Treasury, the government's holding in Oil Search, other shareholders and landowners.

Path to Completion

The ExxonMobil Transaction has been unanimously approved by the boards of both companies. The InterOil board unanimously recommends that InterOil shareholders approve the ExxonMobil Transaction.

The ExxonMobil Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon) and will require the approval of at least 66 2/3 percent of the votes cast by InterOil shareholders at a special meeting expected to take place in September, 2016.

In addition to InterOil shareholder and court approvals, the ExxonMobil Transaction is also subject to other customary conditions. Subject to obtaining the aforementioned approvals and satisfaction of closing conditions, the ExxonMobil Transaction is expected to close in September, 2016.

Further information regarding the transaction with ExxonMobil will be included in an information circular, which will be mailed to InterOil shareholders in due course. Copies of the key transaction documents for the ExxonMobil Transaction (being the arrangement agreement and the information circular) will be available online under InterOil's corporate profile at www.sedar.com.

Oil Search Transaction

The InterOil board of directors, in consultation with its independent legal and financial advisors, determined that the ExxonMobil Transaction is superior to the previously announced transaction with Oil Search Limited (ASX:OSH, POMSoX: OSH) and so advised Oil Search on July 18, 2016. Immediately prior to entering into the arrangement agreement with ExxonMobil, InterOil terminated its previously announced arrangement agreement with Oil Search, and ExxonMobil is paying Oil Search the termination fee in accordance with the requirements of the Oil Search arrangement agreement on behalf of InterOil. The previously scheduled Special Meeting of Shareholders to vote for the approval of the Oil Search transaction has been cancelled.

Advisers

Davis Polk & Wardwell LLP and Blake, Cassels & Graydon LLP served as legal advisers to ExxonMobil in relation to the ExxonMobil Transaction.

Credit Suisse (Australia) Limited, Morgan Stanley & Co. LLC and UBS served as financial advisers to InterOil in relation to the ExxonMobil Transaction, and Wachtell, Lipton, Rosen & Katz and Goodmans served as its legal advisers. Morgan Stanley & Co. LLC provided the InterOil board with a Fairness Opinion.

About ExxonMobil

ExxonMobil, the largest publicly traded international oil and gas company, uses technology and innovation to help meet the world's growing energy needs. ExxonMobil holds an industry-leading inventory of resources and is one of the world's largest integrated refiners, marketers of petroleum products and chemical manufacturers. For more information, visit www.exxonmobil.com or follow us on Twitter www.twitter.com/exxonmobil.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000 square kilometers. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Contacts:

For InterOil:

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

For ExxonMobil:

ExxonMobil Media Relations
T: +1-972-444-1107
E: media@exxonmobil.com

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release relating to future plans, projections, events or conditions are forward-looking statements. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory or other required approval for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; and the outcome of the resource certification process for the Elk-Antelope field as applicable to the Contingent Resource Payment. Other factors that could materially affect ExxonMobil's future project plans, timing and results relating to the acquisition include: changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of development projects as planned; unforeseen technical difficulties; political events or disturbances; reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. No assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do what impact they will have on the future results of operations or financial condition of ExxonMobil. Neither ExxonMobil nor InterOil assumes any duty to update these statements as of any future date. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the arrangement agreement for the ExxonMobil Transaction have been or will be registered under the United States Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws, and any securities issued in the acquisition are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation or an offer to buy any securities.